United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Fourth Quarter 2009 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 17, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, February 17, 2010	www.gruma.com

FOURTH-QUARTER 2009 RESULTS

HIGHLIGHTS

  Sales volume decreased 1% due mainly to lower sales volume in Gruma Venezuela.

  Net sales were mainly flat, as as higher net sales in GIMSA, due to higher prices, were offset by lower net sales in Gruma Corporation, Gruma Centroamerica, and Gruma Venezuela.

  EBITDA decreased 22%, and EBITDA margin declined to 10.5% from 13.6%. Lower margins, mainly in Gruma Corporation and GIMSA, drove the consolidated decrease in EBITDA.

  Debt increased to US$1,702 million as of December 2009. The increase came from accounts payable that were converted into debt once the financing of the currency derivative obligations was completed in October 2009.

Consolidated Financial Highlights
 (Ps millions)

	4Q09	4Q08	VAR (%)
Volume (thousand metric tons)	1,090	1,100	(1)
Net sales	12,770	12,785	-
Operating income	959	1,311	(27)
Operating margin	7.5%	10.3%	(280) bp
EBITDA	1,346	1,735	(22)
EBITDA margin	10.5%	13.6%	(310) bp
Majority net income	631	(11,172)	N/A
ROE (LTM)	20.1%	(68.3)%	N/A

Debt
 (US$ millions)

Dec '09	Dec '08	Var	Sep '09	Var
1,702	1,023	66%	919	85%

CONSOLIDATED RESULTS OF OPERATIONS
4Q09 vs. 4Q08

Sales volume decreased 1%, to 1,090 thousand metric tons, due mainly to lower sales volume in Gruma Venezuela.

Net sales were flat at Ps. 12,770 million. Higher net sales in GIMSA were offset mainly by lower net sales in Gruma Corporation, Gruma Centroamerica and Gruma Venezuela. Sales from non-Mexican operations constituted 70% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales improved to 65.8% from 66.0% driven by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales fell slightly to Ps.8,401 million as higher cost of sales in GIMSA was offset by reductions in Gruma Corporation, Gruma Venezuela, and Gruma Centroamerica.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 26.7% from 23.7%, driven mainly by Gruma Corporation and Gruma Venezuela. In absolute terms, SG&A rose 12% to Ps.3,410 million due primarily to Gruma Corporation and GIMSA.

Operating income decreased 27%, to Ps.959 million, and operating margin declined to 7.5% from 10.3%; both results were driven by Gruma Corporation and GIMSA.

Other expense, net, was Ps.39 million, Ps.89 million lower than in the same period of 2008.

Comprehensive financing income, net, was Ps.71 million versus a cost of Ps.11,808 million in 4Q08. The variation resulted mainly from the losses on currency derivative instruments in 4Q08.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.127 million, 7% higher than in 4Q08.

Taxes  amounted to Ps.268 million, Ps 328 million higher than in 4Q08 in connection with higher pre-tax income.

GRUMA's total net income was Ps.850 million versus a net loss of Ps.11,102 million in 4Q08; the difference came mainly from the losses on currency derivative instruments in 4Q08. GRUMA's majority net income was Ps.631 million, compared with a majority net loss of Ps.11,172 million in the same period of 2008.

FINANCIAL POSITION
December 2009 vs. September 2009

Balance-Sheet Highlights	Total assets were Ps.43,753 million, a decrease of 2%, driven by lower other accounts receivable in GIMSA and lower property, plant and equipment in connection with lower capital expenditures.

Total liabilities were Ps.32,164 million, 5% lower than at the end of 3Q09, driven by lower trade accounts payable, especially in GIMSA in connection with corn procurement , and lower liabilities in pesos terms due to the peso appreciation.

Stockholders' equity totaled Ps.11,589 million, 7% higher than at the end of 3Q09.
Debt Profile	GRUMA's debt amounted to US$1,702 million, of which approximately 75% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020..	Total
Major derivatives	25.0	50.0	75.0	100.0	100.0	150.0	150.0	18.3				668.3
Minor derivatives	19.9	32.5	17.0									69.4
Bancomext facility			6.4	32.2	45.1	25.8	25.8	32.2	51.5	38.6		257.6
Syndicated loan	39.4	39.4	39.4	39.4	39.5							197.1
7.75% perpetual bond											300.0	300.0
Gruma Corp's revolving facility		70.0										70.0
Other	84.3	13.5	17.4	11.1	13.2							139.5
TOTAL	168.6	205.4	155.2	182.7	197.8	175.8	175.8	50.5	51.5	38.6	300.0	1,701.9

CAPITAL EXPENDITURE PROGRAM GRUMA's capital expenditures totaled US$34 million during 4Q09. The largest investments were applied to upgrades in Gruma Corporation and GIMSA.

SUBSIDIARY RESULTS OF OPERATIONS
4Q09 vs. 4Q08

Gruma Corporation (1

Sales volume decreased 1% due to lower U.S. tortilla sales volume in connection with a product-count reduction among our tortilla SKUs for the retail segment and, to a lesser extent, lower sales in foodservice driven mostly by a general decline in the industry as well as our decision to drop supply of low-margin products to some customers.

Net sales declined 3%, to Ps.5,541 million, due to the aforementioned sales volume decrease, and by a price reduction in the U.S. corn flour business effective at the beginning of 4Q09 to reflect lower corn prices. The sales volume mix also contributed to the decline in net sales since the decrease came from the tortilla business, which enjoys higher prices than the corn flour business.

Cost of sales as a percentage of net sales improved to 59.3% from 60.6% due to the product-count reduction among the tortilla SKUs. The improvement was also driven by (1) lower raw-material cost, especially because of lower wheat prices and an optimization in the mix of wheat types and oils, and (2) lower fixed costs stemming from the closing of three tortilla plants to optimize production and distribution capacities. In absolute terms, cost of sales decreased 5% due to the decline in sales volume, the product-count reduction, and cost reductions.

SG&A as a percentage of net sales increased to 34.1% from 30.8% and in absolute terms increased 7% due to the extraordinary reduction of expenses during 4Q08.

Operating income as a percentage of net sales declined to 6.6% from 8.6%. In absolute terms, operating income decreased 26%, to Ps.366 millio.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown here were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.07/dollar as of December 31, 2009. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA PENDIENTEEE

Sales volume decreased 1% to 469 thousand metric tons during 4Q09 as customers built up their inventories in 3Q09 in anticipation of price increases implemented in 4Q09.

Net sales increased 16% to Ps.2,786 million due mainly to price increases implemented during the year, especially during 4Q09.

Cost of sales as a percentage of net sales increased to 71.7 from 67.9%. In absolute terms, cost of sales increased 22% to Ps.1,998 million due to higher cost of corn in connection with the elimination of government support to the tortilla industry; this support was replaced by price increases in corn flour.

SG&A as a percentage of net sales increased to 17.0% from 15.0% and, in absolute terms, increased 30% mainly from higher selling expenses resulting from promotion and advertising related to the 2010 FIFA World Cup and an extraordinary SG&A expense reduction during 4Q08.

Operating income as a percentage of net sales decreased to 11.3% from 17.1%, and in absolute terms, operating income decreased 23% to Ps.315 million due primarily to the aforementioned higher SG&A.

For additional information, please see GIMSA ''Fourth-Quarter 2009 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 7% due mainly to lower sales of corn flour to government channels and increased competition from the market leader.

Net sales decreased 5% due primarily to lower sales volume, which was partially offset by price increases.

Cost of sales as a percentage of net sales improved to 65.2% from 68.1% due to the decline in international wheat prices. In absolute terms, cost of sales decreased 9% as a result of the lower sales volume and the lower wheat costs.

SG&A as a percentage of net sales increased to 21.2% from 17.9% and, in absolute terms, rose 13% due mainly to higher freight tariffs and salary increases as well as the effect of the restatement of results.

Operating income decreased 7% to Ps.330 million. Operating margin declined to 13.6% from 14.0% in 4Q08.

Molinera de Mexico

Sales volume rose 4% due to more competitive pricing, increased market coverage, and expansion of supermarkets.

Net sales increased 1% to Ps.936 million due to higher sales volume, which was partially offset by lower prices in connection with lower cost of wheat.

Cost of sales as a percentage of net sales remained basically flat at 79.6%. In absolute terms, cost of sales increased 1%.

SG&A as a percentage of net sales increased to 14.2% from 10.3%, and in absolute terms, SG&A increased 39% due to due mainly to the extraordinary expense reduction during 4Q08, and higher freight expenses in connection with higher volumes.

Operating income was Ps.58 million versus Ps.93 million in 4Q08. Operating margin decreased to 6.2% from 10.0%.

Gruma Centroamerica

Sales volume decreased 7% mainly as a result of lower corn flour sales volume in Honduras in connection with a corn surplus in the region and a more competitive environment from other corn flour producers.

Net sales decreased 17% to Ps.701 million due the aforementioned lower sales volume and the effects arising from the restatement of results.

Cost of sales as a percentage of net sales remained basically flat at 73.0%. In absolute terms, cost of sales decreased 17% due to the decline in volume and the effects from the restatement of results.

SG&A as a percentage of net sales improved to 27.6% from 28.7% due to lower administrative expenses. In absolute terms, SG&A decreased 20% due to the lower expenses and the effects from the restatement of results.

Operating loss was Ps.4 million, versus a loss of Ps.13 million in 4Q08. Operating margin was negative 0.5% versus negative 1.6% in 4Q08.

Other and Eliminations

Operating loss was Ps.106 million compared with a 4Q08 operating loss of Ps.31 million due to differences between convenience translation of Gruma Corporation's figures and actual figures according to Mexican GAAP.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.07/dollar as of December 31, 2009. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q09**	4Q08	VAR (%)	3Q09	VAR (%)	**2009**	2008	VAR (%)
NET SALES	**12,770**	12,785	(0)	12,489	2	**50,489**	44,793	13
GROSS PROFIT	**4,369**	4,343	1	4,226	3	**17,389**	14,556	19
GROSS MARGIN (%)	**34.2%**	34.0%		33.8%		**34.4%**	32.5%	
OPERATING INCOME	**959**	1,311	(27)	786	22	**3,807**	3,267	17
OPERATING MARGIN (%)	**7.5%**	10.3%		6.3%		**7.5%**	7.3%	
OTHER EXPENSE (INCOME), NET	**39**	128		25		**152**	181	
COMPREHENSIVE FINANCING COST (INCOME), NET	**(71)**	11,808		647		**933**	15,088	
INTEREST EXPENSE	**339**	358		497		**1,446**	824	
INTEREST INCOME	**(87)**	11,869		90		**452**	14,966	
FOREIGN EXCHANGE LOSS (GAIN)	**(288)**	(327)		110		**(755)**	(256)	
MONETARY POSITION (GAIN) LOSS	**(34)**	(93)		(50)		**(209)**	(447)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(127)**	(118)		(128)		**(513)**	(618)	
TAXES	**268**	596		131		**1,138**	435	
NET INCOME	**850**	(11,102)	108	111	668	**2,097**	(11,818)	118
MAJORITY NET INCOME	**631**	(11,172)	106	45	1,291	**1,516**	(12,340)	112
EARNINGS PER SHARE[1]	**1.12**	(19.82)	106	0.08	1,291	**2.69**	(21.89)	112
EARNINGS PER ADR (US$)[2]	**0.34**	(6.07)	106	0.02	1,291	**0.82**	(6.70)	112
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**386**	423		395		**1,570**	1,341	
EBITDA[3]	**1,346**	1,735	(22)	1,181	14	**5,377**	4,608	17
CAPITAL EXPENDITURES (MILLIONS US$)	**34**	79		20		**84**	235	

BALANCE SHEET SUMMARY	**Dec-09**	Dec-08	VAR (%)	Sep-09	VAR (%)
CASH AND CASH EQUIVALENTS	**2,008**	1,426	41	1,802	11
TRADE ACCOUNTS RECEIVABLE	**4,250**	4,691	(9)	4,155	2
OTHER ACCOUNTS RECEIVABLE	**2,020**	2,565	(21)	3,053	(34)
INVENTORIES	**7,589**	7,629	(1)	7,479	1
CURRENT ASSETS	**16,458**	16,699	(1)	17,062	(4)
PROPERTY, PLANT, AND EQUIPMENT, NET	**19,958**	20,653	(3)	20,284	(2)
TOTAL ASSETS	**43,753**	44,435	(2)	44,703	(2)
SHORT-TERM DEBT	**2,203**	2,419	(9)	3,434	(36)
CURRENT LIABILITIES	**8,927**	14,993	(40)	21,336	(58)
LONG-TERM DEBT	**20,040**	11,728	71	8,958	124
TOTAL LIABILITIES	**32,164**	35,153	(9)	33,833	(5)
MAJORITY STOCKHOLDERS' EQUITY	**7,479**	5,639	33	6,920	8
STOCKHOLDERS' EQUITY	**11,589**	9,282	25	10,870	7
CURRENT ASSETS/CURRENT LIABILITIES	**1.84**	1.11		0.80	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**2.78**	3.79		3.11	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.66**	0.60		0.53	
BOOK VALUE PER SHARE[1]	**13.27**	10.00		12.28	

[1] On the basis of 563,650,709 shares as of December 31, 2009, 563,652,709 shares as of December 31, 2008, and 563,650,709 shares as of September 30, 2009.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 13.07 per dollar as of December 31, 2009.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

For the valuation of the derivative financial instruments of corn, wheat, natural gas and diesel futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1) the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of December, 31st, 2009, the open positions of these instruments were valued at their fair market value. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $155,249 thousand pesos, which was applied to the 2009 fiscal year results.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Exchange Rate Financial Derivative Instruments:

As of September 30, 2009 Gruma had terminated all of its foreign exchange derivative instruments that it had entered into with several financial institutions.

Furthermore, on October 21, 2009 Gruma announced that it had completed the refinancing of the majority of the Company's outstanding debt, including the conversion of the U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans.

Corn and Wheat Derivative Financial Instruments:

Summary of Corn and Wheat Financial Derivative
Instruments December 31st, 2009.
Amounts in thousands of Pesos

The corn and wheat financial derivative instruments concluded during the fourth quarter of 2009 represented a loss of $14,764 thousands of pesos.

II. Sensitivity Analysis

Corn and Wheat Derivative Financial Instruments:

Based on our position as of December 31st, 2009, a hypothetical change of a 10% low in the Bushel value will result in an additional unfavorable effect of $14,937 thousands of pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of December 31st, 2009.

Sensitivity Analysis
Raw Materials (Corn and Wheat) Derivative Financial Instruments Position
as of December 31st, 2009
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos